UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of December 2016

000-13248
(Commission File Number)

VBI VACCINES INC.

(Exact name of Registrant as specified in its charter)

222 Third Street, Suite 2241

Cambridge, Massachusetts 02142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Amended and Restated Credit Agreement and Guaranty

On July 25, 2014, Variation Biotechnologies (US), Inc., a Delaware corporation (“VBI”) and wholly-owned subsidiary of VBI Vaccines (Delaware) Inc., a Delaware corporation (“Holdco”), entered into that certain Credit Agreement and Guaranty, as subsequently amended on September 30, 2014 and March 19, 2015 (the “Original Credit Agreement”) with PCOF I, LLC as the lender.

On December 6, 2016 (the “Closing Date”), VBI Vaccines Inc., a British Columbia corporation and parent of Holdco (the “Company”), as guarantor, and VBI entered into an Amended and Restated Credit Agreement and Guaranty (the “Amended Credit Agreement”) with Perceptive Credit Holdings, LP (the “Lender”), as successor in interest to PCOF I, LLC. Holdco, Variation Biotechnologies Inc., a Canadian corporation and VBI’s wholly-owned subsidiary (“VBI Cda”) and SciVac Ltd, an Israeli corporation and wholly-owned subsidiary of the Company (“SciVac Israel”), have also agreed to act as guarantors of VBI’s obligations under the Amended Credit Agreement.

Pursuant to the Amended Credit Agreement, the Lender provided a second loan to VBI in the amount of $13.2 million (the “Second Loan”). After giving effect to the Second Loan, the total outstanding principal amount of all outstanding loans (the “Loans”) made by the Lender to VBI will total $15 million, evidenced by an Amended and Restated Term Note dated as of the Closing Date (the “Term Note”).

Through May 6, 2018, no repayment of the Loans is required to be made. Thereafter, on the last business day of each calendar month, VBI must make a scheduled principal payment of $200,000, with the entire remaining unpaid principal balance of the Loans payable in full and in cash on December 6, 2019 (the “Maturity Date”).

VBI may prepay the Loans, in whole or in part, by giving the Lender five business days’ notice. However, with respect to any prepayment of any Loan during the period from the funding of the Second Loan (the “Second Closing Effective Date”) up to (and including) the first anniversary of the Second Closing Effective Date, VBI will be required to pay to the Lender an amount equal to 5.00% of the principal amount of the Loans being prepaid. With respect to any prepayment of any Loan during the period from the day following the first anniversary of the Second Closing Effective Date up to (and including) the second anniversary of the Second Closing Effective Date, VBI will be required to pay to the Lender an amount equal to 2.00% of the principal amount of the Loans being prepaid. After the second anniversary of the Second Closing Effective Date, no additional fee or payment shall be payable.

The Loans will accrue interest at a rate per annum equal to the sum of (i) 11.00%, as such percentage may be increased pursuant to the Amended Credit Agreement, plus (ii) the higher of (x) the LIBO Rate for such interest period and (y) 1.00% (the “Interest Rate”). The Interest Rate will be recalculated and, if necessary, adjusted for each interest period. An interest period is defined in the Amended Credit Agreement as (i) initially, the period beginning on (and including) the date on which such Loan is or was made and ending on (and including) the last day of the calendar month in which such Loan was made, and (ii) thereafter, the period beginning on (and including) the first day of each succeeding calendar month and ending on the earlier of (and including) (x) the last day of such calendar month and (y) the Maturity Date.

On the day when all Loans outstanding are paid in full, whether by voluntary or involuntary prepayment, scheduled amortization, acceleration, on the Maturity Date or otherwise, VBI will pay an exit fee equal to $300,000.

Aside from the usual and customary default provisions that are included in the Amended Credit Agreement, an event of default will also occur if Jeff Baxter ceases to be employed full time by both VBI and the Company and actively working as Chief Executive Officer of each such entity, unless within 30 days after Mr. Baxter ceases to be employed full time and actively working as President and Chief Executive Officer of each such entity VBI or the Company, as the case may be, hires a replacement for Mr. Baxter approved by the Lender in its sole discretion.

Any Loan Document (as defined in the Original Credit Agreement) that remains in effect on or after the Second Closing Effective Date, as any such Loan Document is amended or otherwise modified by the Amended Credit Agreement, will continue to be a legal, valid and binding obligation of the parties. The Loan Documents include, without limitation, the Pledge and Security Agreement, the Copyright Security Agreement, the Patent Security Agreement and the Trademark Security Agreement.

Security Agreements

In connection with the execution of the Amended Credit Agreement, the Company entered into a Supplement to Pledge and Security Agreement and SciVac Israel entered into Fixed and Floating pledge Agreements, along with a Trademark Security Agreement, each dated as of the Closing Date, whereby Parent and SciVac Israel granted a continuing security interest in and to substantially all of their respective assets.

Warrants to Purchase Company Common Shares

On the Closing Date, the Company also issued a warrant to the Lender (the “Second Closing Effective Date Warrant”) for the purchase of a total of 1,705,053 of the Company’s common shares, no par value per share (the “Common Shares”). The Second Closing Effective Date Warrant has a term of five years. Up to 363,771 of the Common Shares underlying Second Closing Effective Date Warrant may be exercised at a price of $4.13 per share and up to 1,341,282 of the Common Shares underlying Second Closing Effective Date Warrant may be exercised as price of $3.355 per share. The Second Closing Effective Date Warrant may be exercised with any combination of cash or Common Shares.

The foregoing summary is only a brief description of the Amended Credit Agreement, the Supplement to Pledge and Security Agreement, the Note and the Second Closing Effective Date Warrant, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of those documents, which are attached as exhibits 99.1, 99.2, Exhibit A to exhibit 99.1 and Exhibit E to exhibit 99.1, respectively, to this report on Form 6-K.

Exhibit Index

Exhibit No.	Description

99.1	Amended and Restated Credit Agreement and Guaranty, dated December 6, 2016.*

99.2	Supplement to Pledge and Security Agreement, dated December 6, 2016.*

*Certain portions of the schedules to the Amended Credit Agreement and the Supplement to Pledge and Security Agreement have been omitted pursuant to Canadian law, as indicated therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VBI Vaccines Inc.

Date: December 16, 2016	By:	/s/ Jeff Baxter
Jeff Baxter President and Chief Executive Officer